UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2015

Commission File Number:  333-203598

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

Pyxis Tankers Inc., a Marshall Island Company (the “Company”) is a smaller reporting company and qualifies as an emerging growth company and, as such, is not required to file three years of audited financial statements with the Securities and Exchange Commission (the “SEC”). The Company is voluntarily furnishing to the SEC, under cover of this Form 6-K, the audited financial statements as of December 31, 2012 and 2013 and for the years then ended.

EXHIBITS

99.1	Audited Financial Statements of Pyxis Tankers Inc Predecessor as of December 31, 2012 and 2013 and for the years then ended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: October 26, 2015	PYXIS TANKERS INC.

	By:	/s/ Valentios (“Eddie”) Valentis
	Name:	Valentios (“Eddie”) Valentis
	Title:	Chief Executive Officer (Principal Executive, Financial and Accounting Officer)